www.sheppardmullin.com 379 Lytton Avenue | Palo Alto, CA 94301 650.815.2600 office | 650.815.2601 fax

Louis Lehot Writer’s Direct Line: 650-815-2640 Writer’s Direct Fax: 650-815-4653 llehot@sheppardmullin.com

November 9, 2012

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention:	Justin Dobbie
Sonia Bednarowski

Re:	CHC Helicopter S.A.

Registration Statement on Form S-4

Filed October 31, 2012

File No. 333-184656

Dear Mr. Dobbie:

In connection with the Offer to Exchange $200,000,000 aggregate principal amount of 9.250% Senior Secured Notes due 2020 of CHC Helicopter S.A. (the “Company”) for a like amount of the Company’s outstanding unregistered 9.250% Senior Secured Notes due 2020 issued on October 5, 2012 in a private placement, on behalf of the Company and other registrants related thereto, we are filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4, together with the exhibits thereto (as amended, the “Registration Statement”), initially filed with the Commission on October 31, 2012 (Commission file no. 333-184656).

This letter sets forth the Company’s responses to comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Commission dated November 7, 2012 (the “Comment Letter”) relating to the Registration Statement. For the Staff’s convenience, each of the Staff’s comments has been stated below in its entirety, with the Company’s response to a particular comment set out immediately under such comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. When indicated, the responses described below are contained in Amendment No. 1.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 1 marked to show changes from the Registration Statement filed on October 31, 2012.

U.S. Securities and Exchange Commission, Division of Corporation Finance

General

1.	We note that you are registering the offer to exchange 9.250% Senior Secured Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response: In response to the Staff’s comment, please refer to the supplemental letter submitted to the Staff via EDGAR on November 7, 2012.

2.	We note the news reports regarding the incident on October 22, 2012 in the North Sea involving one of your aircraft and the resulting decision to put on hold all flights using EC225 and Super Puma aircraft. Please include a recent developments section addressing the incident and the potential impact on the company or tell us why you believe this information in not material.

Response: In response to the Staff’s comment, we have amended the Registration Statement to include a recent developments section addressing the incident and the potential impact on the company, as well as to update the corresponding risk factor disclosure. Please see pages 7, 36, 85 and 86 of Amendment No. 1.

Exhibit 5.2

3.	Counsel may examine such documents as it deems appropriate to render its opinion but may not limit its opinion to certain documents. Please have counsel revise the first full paragraph on page 2 to clarify that it has examined all other documents it has deemed necessary to render its opinion. Similarly, please have counsel revise Section 6.2 of Exhibit 5.3.

Response: In response to the Staff’s comment, counsel have amended their opinions and we are herewith filing an amended Exhibit 5.2 and Exhibit 5.3 to Amendment No. 1.

4.	Please have counsel revise Assumption 4(d) on page 2 as it is inappropriate for counsel to assume that there have been no amendments or supplements to agreements to which the Issuer or a Relevant Entity is a party.

Response: In response to the Staff’s comment, counsel has amended its opinion and we are herewith filing an amended Exhibit 5.2 to Amendment No. 1.

*        *        *

U.S. Securities and Exchange Commission, Division of Corporation Finance

Please do not hesitate to call Jason R. Schendel (telephone: (650) 815-2621; email: jschendel@sheppardmullin.com) or the undersigned (telephone: (650) 815-2640; email: llehot@sheppardmullin.com) of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, with any questions or further comments you may have regarding this filing or if you wish to discuss any of the above responses.

Sincerely,

/s/ LOUIS LEHOT

Louis Lehot for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	Mr. William Amelio
Ms. Joan Hooper
Ms. Rebecca Camden
Michael O’Neill, Esq.
Russ Hill, Esq.
Tim Glassett, Esq.
Ms. Priscilla Shung

CHC Helicopter S.A.

Gary Miller

Ernst & Young LLP

Roger A. Klein, Esq.
Jason R. Schendel, Esq.

Sheppard, Mullin, Richter & Hampton LLP